Mark A. Cotter, Chief Safety Officer

Swift Rails Inc.

Education
BS – Geology, University of Montana - 1981
Masters of Science, Virginia Commonwealth University - 2005

Professional Certifications
Certified Industrial Hygienist (CIH)
Certified Safety Professional (CSP)
Geologist

Specialized Training, Organizations, Publications

OSHA 10 Hour   and 30 Hour Instructor

ISO 14001 Lead Environmental Auditor

Root Cause Analysis (RCA) Auditor

Instructor for Asbestos and Lead Abatement Instructor

Radiation Worker II Master Trainer

Key Qualifications

- *35 years of environmental, health and safety experience in public and private sector*

  Authored hundreds of comprehensive   Site-Specific Health and Safety Plans (SSHASP's) and Job Safety Analysis (JSA). Key liaison with federal, state and local regulatory agencies to obtain necessary permits and work variances to   ensure worker protection and regulatory compliance

  Generate and implemented safety programs for OSHA compliance and environmental programs for USEPA compliance.

- *Comprehensive experience with hazardous waste remediation projects, air monitoring, mold, asbestos, lead based paint abatement and inspections, hydrogeology modeling, installation of ground water wells at 100 declared hazardous waste remediation sites.*

- *Senior environmental, health and safety consultant for decommissioning nuclear and fossil fueled electrical power facilities involving unique & complex demolition /de-engineering techniques.*

- *Master trainer for Safety and Health topics including; OSHA 10 &30 Hour, Hazwoper, confined space, asbestos, radiation and lead based paint abatement*

- *Expert witness for environmental,*

health and safety litigation support in Federal Courts

Work Experience

Veterans' Health Administration (Federal Government) 4/1990 - 8/2019

1.

Served as Regional Environmental, Health and Safety Manager covering 45 Upstate New York medical facilities. Core mission was to ensure regulatory compliance oversight and expertise to medical Center staff on environmental, health and safety program impacting patients, staff and visitors.

Implemented Green Environmental Management System (GEMS) in accordance to ISO 14001 that provided a systematic approach to environmental management to achieve continual approvement in performance.

GSD Inc. 2/ 2014 – Current

2.

Corporate Environmental, Health and Safety Director for company providing industrial decommissioning of obsolete electrical power plants and other large industrial structures.

Prepare and implement policies and procedures to ensure worker safety and regulatory compliance. As Senior Industrial Hygienist, selected appropriate air sampling methodologies for OSHA and USEPA compliance. Conducted QA/QC audits at work sites to confirm and verify work proceeds as planned and conduct incident investigations as needed. . Prepare Site Specific Health and Safety Plans (SSHASP) to identify and mitigate environmental, health and safety risk factors common to demolition activities including; environmental releases, airborne contaminates, lead based paint (LBP), asbestos, silica, nuisance dust, NORM, and toxic metal and

Ecology and Environment Inc.   6/1985 -3 /1990

3.

Environmental consultant providing expertise to the USEPA and NYS government for   50 hazardous waste site remediation projects. Team member of the USEPA Remediation Team at Love Canal, New York that mapped, removed and capped dioxin contaminated soil.

Implemented a complex gas emission study to quantitate potential radioactive methane gas emissions under Self- Contained Breathing Apparatus (Level B) SCBA for worker protection. Conducted a comprehensive 2-year environmental site assessment at the DOE Y-12 Facility focusing on hazardous wastes/materials management used for the development of an Environmental Management System (EMS) requiring 'Q' security clearance. Tasks focused on physical inventory and audit of hazardous wastes/hazardous materials to verify compliance with USEPA & DOE Standards applicable to hazardous waste management